OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

EpigenCare Inc.

110 Bi County Blvd.
Ste. 122
Farmingdale, NY 11735

https://token.epigencare.com

25000 shares of EPIC Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Company	EpigenCare Inc.
Corporate Address	110 Bi County Blvd. Ste. 122 Farmingdale, NY 11735 USA
Description of Business	Digital biotechnology company for epigenetic-based personalized skincare
Type of Security Offered	ERC20-Standard Digital Tokens
Name or Symbol of Security	EpigenCare Credits or "EPIC" Tokens
Purchase Price of Security Offered	$0.40
Minimum Investment Amount (per investor)	$400

The Investment Offering

$0.40 per EPIC security token | 2,675,000* available for sale through this offering

*Maximum subject to adjustment for bonus tokens. See 10% Bonus below

50,000,000 security tokens total from all offerings, 60,000,000 security tokens total fixed supply

Option to Convert 5 EPIC to 1 Common Stock after 1 year

48,000,000 Common Stock currently outstanding out of 80,000,000 authorized

EPIC holders receive revenue sharing payments based on 15% and 10% of first 2 years of revenue, respectively, and 5% thereafter

Revenue sharing payments are paid based on fixed proportion of 60,000,000 EPIC

Revenue sharing is first paid at the end of a 1-year holding period, then quarterly thereafter

Perks*

$400+ Acknowledgement of contribution on official EpigenCare webpage (optional)

$800+ 5% Additional Token Bonus

$2,400+ 10% Additional Token Bonus

$4,000+ 10% Additional Token Bonus + 1 Transferable First-Access Voucher for a Skincare Test ($299 value, US only)

$7,200+ 15% Additional Token Bonus + 2 Transferable First-Access Vouchers for a Skincare Test ($598 value, US only)

$10,400+ 15% Additional Token Bonus + 6 Transferable First-Access Vouchers for a Skincare Test ($1,794 value, US only)

Note: *All perks will occur at the end of this offering. All token bonuses and vouchers will be issued separately by EpigenCare, not StartEngine.*

Token Delivery

All tokens will be delivered by EpigenCare to your Ethereum wallet address between April 16, 2018 and June 30, 2018. If you do not possess an Ethereum wallet address, you will be provided with one along with its private access key with instructions for access and safekeeping.

<u>The 10% Bonus for StartEngine Shareholders</u>

EpigenCare Inc. will offer 10% additional bonus tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any tokens you purchase. For example, if you buy 400 EPIC Tokens at $0.40 / Token, you will receive 40 EPIC Bonus Tokens bonus, meaning you'll own 440 tokens for $160. Fractional tokens will not be distributed and token bonuses will be determined by rounding down to the nearest whole token.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

EpigenCare is the world's first biotech company for personalized skincare by combining epigenetics and blockchain technology.
EpigenCare is connecting consumers with the best skincare products through a direct-to-consumer personal epigenomics test. Its recommendation engine lets skincare companies target products to consumers based on the epigenetic effects of the product ingredients on the consumers' skin profile. The company's structured ecosystem ensures data sold to companies are solely and directly for the consumer's individualized benefit, which can be transparently tracked on the blockchain without revealing the consumer's identity.

A complete business model description and additional details can be accessed through EpigenCare's White Paper:
https://www.epigencare.com/docs/epigencare_whitepaper.pdf

Sales, Supply Chain, & Customer Base

EpigenCare intends to market and sell our epigenetic testing kit and service directly to consumers in the beginning, with eventual distribution through retailers and dermatology-related partnerships. Skincare companies are also advertising clients that will be purchasing data segments from EpigenCare's product recommendation algorithm.

Competition

We recognize that there are a few existing personal genomics services for consumers on the market, particularly *23andMe, PathwayGenomics, HomeDNA,* and *TargetedSkin*. However, all of these tests (including ones specifically for skin) look only at the genetic, not epigenetic, factors of a panel of genes. This means that such tests look only at predisposed characteristics and cannot provide a means to track and quantify changes of skin, which subsequently means they cannot evaluate how skincare products may effect such changes. The genetics of a person at a young age remain the same into old age, and thus measurement of gene expression and function through epigenetic testing must be used. These companies also lack transparency of how customer data is being commercially exploited and sold. Moreover, pseudo-personalization of skincare such as sales consultations is conspicuously inferior to a scientific based test. Lastly, dermatologists currently look at relatively superficial physiological factors and do not have ideal data analysis tools for true personalization of skincare products. Thus, we are offering a first-to-market, unique product and service that has no true competition.

Liabilities and Litigation

EpigenCare does not have any legal liabilities nor is involved in any litigation. EpigenCare's current accounting liabilities include Accounts Payable and Accrued Expenses of $5,868, and $23,032 owed to related party Epigentek Group Inc. For the latter, see the "Indebtness" section for more details.

The team

Officers and directors

William Lee	CEO, Director, Co-Founder
Adam Weiwei Li, MD, Ph.D.	CSO, Director, Co-Founder
Jessica Li	CFO, Director, Co-Founder

William Lee
William Lee is currently CEO and Board Member of EpigenCare Inc., since its inception in April 2017. He is an entrepreneur with over 10 years of experience in both the biotechnology and entertainment sectors. Currently a shareholder of EpiGentek Group Inc., a biotechnology reagents company specializing in epigenetics, he has held the role of VP of Operations since June 2014 and Chief Operating Officer since January 2018. He had also previously founded music licensing and gaming ventures. He has significant experience in management, operations, web development, and both B2B and B2C marketing. Having a passion for disruptive technologies, he invested in Bitcoin in 2013 and subsequently Ethereum in its early days. William Lee studied at New York University and Carnegie Mellon University. While pursuing his MBA at the Carnegie Mellon Tepper School of Business, William realized the vast startup opportunity in the blockchain space and sought to bring the disruptive technology into consumer biotech. As an executive, he will be devoted to EpigenCare on a full time basis.

Adam Weiwei Li, MD, Ph.D.
Dr. Adam Li is currently CSO and Board Member of EpigenCare Inc., since its inception in April 2017. He is also the scientific founder and CSO of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, since March 2005. He has more than 20 years of experience in oncology and pharmacology as well as 15 years of experience in epigenetic research. His publication list includes 46 peer-reviewed papers in the cancer and epigenetic fields. As the first inventor, he has filed 11 patent applications related to epigenetic test methods and medical cosmetics, in which 4 patents were issued. Dr. Li completed his postdoctoral training at Memorial Sloan-Kettering Cancer Center and served as faculty-level attending biologist at Memorial Hospital in New York prior to joining EpiGentek. He was also the visiting professor at University of South China Medical College and a reviewer of several top

biological journals including Cancer Research and Nucleic Acid Research. As an executive, he will devote approximately 20 hours per week to EpigenCare initially on a part time basis (his primary role will currently be at EpigenCare).

Jessica Li
Jessica Li is currently CFO and Board Member of EpigenCare Inc., since its inception in April 2017. She has more than 20 years of experience in accounting, finance, banking, and business management. She is a co-founder of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, where she developed and facilitated financial strategies, budget and cost management, and accounting operations to ultimately increase overall enterprise value. She held the role of Chief Financial Officer since March 2005. Before joining EpiGentek, she worked at several CPA firms as well as in the banking sector in New York. She holds a bachelor's degree in finance and an MBA from the New York Institute of Technology School of Management with a concentration in accounting. As an executive, she will devote approximately 15 hours per week to EpigenCare initially on a part-time basis (her primary role will currently be at EpiGentek).

Number of Employees: 5

Related party transactions

The Company leased its office and lab space, located at 110 Bi County Blvd, Suite 122, Farmingdale, NY, with a one-year sublease term from its related party EpiGentek Group Inc. The monthly payment on the sublease agreement was $1,000 per month. EpiGentek Group Inc. is majority controlled by the same majority shareholders of the Company, William Lee, Adam Weiwei Li, and Jessica Li. The related party, EpiGentek Group Inc., of the Company has provided a credit of line for $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032, inclusive of the sublease rent payments. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%. The Company has allocated 6,325,000 of its 100,000,000 total tokens to its founders, team members, and advisory team as follows: William Lee, CEO/Co-Founder: 2,000,000 Adam Weiwei Li, CSO/Co-Founder: 2,000,000 Jessica Li, CFO/Co-Founder: 2,000,000 Ashley Pottash, Business Strategy Lead: 75,000 Stephen Fiser, Software Development Lead: 0 Richard Wildnauer, Business Advisor: 50,000 James Yen Wang, Dermatology Advisor: 50,000 Brennan Bennett, Blockchain Advisor: 50,000 Rebecca Fry, Epigenetics Advisor: 50,000 Tim Bukher, Legal Strategy Advisor: 50,000 All tokens to the above persons will be distributed: (a) after conclusion of our anticipated Regulation D 506(c) offering; and (b) upon raising a minimum of $2 million through the combined efforts of all of our offerings, including Regulation CF, D, and S exemption offerings. Upon distribution of tokens, they shall be subject to a 1-year vesting period before they may be potentially traded on a secondary market, subject to any regulations at that time. A remaining 3,675,000 tokens are reserved for future potential team members and advisors.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **All financial investments, including ICOs, are inherently of risk.** All investments are generally speculative in nature and involve substantial risk of loss. We strongly encourage investors to use full due diligence to invest carefully, such as to obtain independent investigations from professional advisors prior to acting upon the information we publish. Due to the developmental nature of blockchain technology, we do not warrant or guarantee the success in your investment arising out of your participation in this Initial Coin Offering ("ICO"). Any investment decisions and outcomes remain the responsibility of the individual. Additionally, the value of ICO tokens may be adversely affected by factors out of our control including, but not limited to: (a) downturns in economic conditions; (b) reputation of relevant industry influenced by inappropriate actions of competitors or other organizations; (c) bankruptcies, financial difficulties, or defaults by cryptocurrency exchanges; (d) changes in operating costs or expenses; (e) changes in or increased costs of compliance with relevant legislation; (f) falsified information, news, or rumors perpetuated by others; (g) malfunction or abandonment of underlying blockchain protocols or blockchain mining exploitation; and (h) civil unrest, acts of God or natural disasters, and acts of war or terrorism.
- **We may be subject to skincare, personal genomics, or healthcare regulations.** Cosmetic skincare products are currently not subject to FDA clinical trials or regulatory approval, but we cannot guarantee or predict future regulatory changes or requirements. Although we provide only a guidance for cosmetic-related offerings, we are not certain whether the FDA or similar regulatory bodies will require us to modify or reduce the degree, amount, or claims of scientific recommendations or explanations in our test reports. This may either cause our value proposition to consumers to be reduced, potentially leading to less accurate reports and decreased sales, or otherwise incur significant compliance costs with the FDA or similar regulatory bodies. Regardless, we will take precautionary measures in the event that any unexpected regulations emerge.
- **Our tokens may be illiquid for long periods of time.** Our tokens that are purchased will be marked with a 1-year restricted legend. This means that they should not be traded on secondary markets until this legend attribute has been removed after 1 year, anticipated to be around June 2019. Although popular ICO token assets are generally considered very liquid due to the ease of transfer using blockchain technology, there is nevertheless the risk of financial illiquidity if such tokens are not or never listed in a tradeable exchange. This may be due to compliance regulations such as those from the SEC as well as state-level regulations such as BitLicense. We may also be acquired by another company in the future, but we would not have control on whether they choose to use our tokens or to convert them to their own equivalent asset, if at all.
- **There is unpredictability regarding regulations for blockchain and cryptocurrency related or derived assets.** Due to the novel nature of blockchain-

based technology, there is currently unclear or insufficient government regulation or protection on how such ICO tokens are to be traded or transferred. Therefore, if the tokens are tradeable on a secondary market, then market manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced. Additionally, unforeseen government regulation may result in complete illiquidity of cryptocurrencies and its derivatives such as through the restriction of cryptocurrency exchanges. Perceived market price of ICO tokens may not necessarily represent their true fundamental value and may be subjected to over-speculation and therefore extreme corrections and volatility. High volatility assets are generally considered investments of risk.

- **Our forward-looking statements are not indicators of guaranteed success or returns.** Past performance is not always indicative of future results. Particular statements, strategies, estimates, and financial information we provide may constitute forward-looking statements or information. Such forward-looking statements or information involve known and unknown risks and uncertainties which may cause actual events or results to differ materially from the estimates or the results implied or expressed in such forward-looking statements.
- **Our intellectual property or patents may not be approved or, if approved, entirely enforceable.** Our intellectual property is a major value contributor to our company, and we are in the process of filing applications for patents of our technologies. Proprietary intellectual property, as well as trade secrets, are strong deterrents and barriers of entry to potential competitors. Although we are currently in the process of filing applications for patents of our technology, we cannot guarantee their approval or eventual enforceability if approved. The cost of enforcing of patent may also impede our decision to exercise our right to challenge or litigate an alleged patent violation. As intellectual property is a complex field of law, there remains a possibility that potential competitors may circumvent our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other unforeseen mechanism. Moreover, patents vary in their impact and level of enforceability in the country of issue. If competitors are able to bypass our patent protection without obtaining a license, it is possible that the Company's value will be adversely impacted.
- **We may face unpredictable challenges with new and insufficiently proven blockchain technologies.** The token transaction mechanism in our digital platform and our business model's ecosystem is recorded on the Ethereum blockchain ledger. However, we do not have control over the software developments of the Ethereum network by the third-party Ethereum Foundation and its affiliated developers. Sometimes the Ethereum network undergoes updates known as a fork, which in rare incidences may lead to network disruption or bugs. In the event of any major Ethereum fork, we will closely monitor the nature of the fork and ensure tokens remain compatible with our business model. Should there be a risk of incompatibility, severe network congestion, insufficient transaction scalability, etc. that would lead to a critical and permanent disruption leading to impracticality, our contingency plan is to diligently migrate tokens into alternative smart-contract blockchains such as

Stellar, NEO, Lisk, EOS, etc. via a token exchange event.

- **The nature of our product may introduce the potential for perceived liability.** Our skincare test involves scientific-based recommendations of third-party products that are applied directly on an individual's skin. As we only determine the potential effects of certain ingredients of a third-party product in a specific and limited manner, we cannot ensure whether such products will cause side effects, allergic reactions, or similar reactions on a consumer's skin. Although we will communicate disclaimers to the consumer in order to remove or limit our liability, there may be a possibility that the consumer perceives the Company to be responsible for adverse reactions stemming from our product recommendations. This may lead to additional costs for the Company to defend against any potential lawsuits arising out of such discontent from a consumer. Additionally, our test involves analysis of a consumer's DNA profile. Although we address a consumer's privacy concerns by creating an anonymous association of their identity through blockchain records, there could be a data breach of consumer data in an unidentifiable, aggregated format. In such an event, the anonymization of data through the blockchain will mitigate the seriousness of the matter, but it may result in large data assets being potentially used to develop competitor businesses, insights, and/or strategies. This may cause loss of or reduced revenues by diminishing our competitive advantages.
- **We may encounter strong resistance or hostile actions by industry participants.** As our skincare test, recommendation engine, and digital platform may be highly disruptive to the existing skincare industry, skincare companies may attempt to stifle or deter our operations. It is unlikely for a skincare company to offer a similar product due to the limited number of recommendations they can make of their own product, but there may be a possibility of multiple companies forming partnerships to collectively challenge our business model. As part of our revenue model relies on skincare companies placing their products in our digital platform, we may see reduced revenues if any skincare companies refuse adoption of our platform. Lastly, should there be market tradeability of our digital tokens, a large organization may attempt to acquire all or a significant amount of tokens on the market in a hostile attempt to render them illiquid and not useable on our platform. In such an event, however, we have a special reserve pool of tokens to continue operation which thus acts a deterrent to such hostile action.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- William Lee, 33.0% ownership, Common Stock
- Weiwei Li, 37.0% ownership, Common Stock
- Jessica Li, 30.0% ownership, Common Stock

Classes of securities

- EPIC Tokens: 0

EPIC Tokens: 0 outstanding with 50,000,000 for sale out of 60,000,000 generated

Voting Rights

EpigenCare's EPIC tokens do not include voting rights.

Revenue Sharing

A revenue share based on all sales revenue, including pre-orders, will be paid to all holders of EPIC tokens, according to a fixed proportion of 60,000,000 tokens. All payments will be issued in ETH (Ethereum). An earnings report will be published once per quarter. Revenue paid out as part of this revenue sharing program shall only be revenue from any blockchain-tracked sales transactions using ECARE utility tokens (any credit card purchases for products or services including test and ad sales will have ECARE seamlessly transacted as if ECARE was purchased and instantly spent). Revenue sharing payments will be issued (either through a claiming or airdrop process) at the end of the 1-year holding period after the 4th earning report and an internal audit, followed by quarterly payments for the subsequent years, based on the following payout rate:

Year	1	2	3+
Share Rate	15% of Revenue	10% of Revenue	5% of Revenue
Pay Schedule	End of 1st Year	Quarterly	Quarterly

Conversion to Equity

After the 1-year holding period is lifted, holders of EPIC may exercise the right to convert a minimum amount of 5 EPIC to 1 Common Stock share without a maximum amount, at a maximum rate of once per quarter. Converted EPIC are redeemed through future instructions provided by the Company, and such action shall not be reversible. Once EPIC is redeemed into the possession of the Company, the redeemed EPIC shall be either destroyed or permanently locked such that it may no longer be converted, traded, transferred, or transmitted into the market again.

Clarification on Token Allocations

There will be 60,000,000 tokens generated in total as a fixed supply. Although 50,000,000 tokens are being offered for sale (2,675,000 are made available through a separate offering but unsold tokens may be reallocated into this Offering). Moreover, another 10,000,000 tokens are distributed as follows: (a) 6,000,000 for the three cofounders; (b) 3,700,000 for key employees; and (c) 300,000 for the advisory team. This means that the Company's board members, employees, and team members will initially own up to a combined 16.67% of the total market capitalization of the tokens.

- Common Stock: 48,000,000

Common Stock

The Company is authorized to issue up to 80,000,000 shares of common stock. There are a total of 48,000,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, $0.0001 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay stock dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from stock dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common

Stock are subject to and may be adversely affected by any additional classes of stock that the Company may designate in the future.

Dilution

There are 60,000,000 EPIC tokens minted as a fixed supply, and no further tokens will be created again. Investors should be aware that we are publicly offering 50,000,000 tokens during the public sale, with 10,000,000 additional tokens distributed to board members, advisors, and employees of the Company. Investors who convert EPIC into Common Stock should understand the potential for dilution of the Common Stock by a business. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares in necessary circumstances. When the Company issues additional shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. The increases in the number of shares outstanding could be due to various stock offerings including an initial public offering and additional funding rounds including angel investments and venture capital rounds, employees exercising stock options, or by conversion of special instruments into stock. If the Company decides to issue additional shares, an Investor's holding value could be diluted, with each share being worth less than before. Therefore, it is important to take into consideration that the value of the shares can decrease by actions taken by the Company before investing and in especially prior to exercising the irreversible conversion right of EPIC into Common Stock.

Mergers & Acquisitions and Initial Public Offerings

In the event that the Company is (a) acquired by another organization; or (b) taken public through an Initial Public Offering of its stock, then a public announcement will be made on the Company's website and official communication channels with at least thirty (30) days' advance notice of the aforementioned acquisition or IPO. During this period, all EPIC holders may exercise their conversion right and redeem their tokens for Common Stock or otherwise permanently lose the right to convert to equity. There is no guarantee that the same rights, including revenue sharing, may remain after the Company becomes public or is majority or entirely owned by another entity.

What it means to be a Minority Holder

These digital tokens do not have any voting rights and therefore you will not have the ability to influence any decision in the Company. As a minority holder of our tokens, you may incur risk of high volatility in the value of these tokens should there be sudden and large volume trading activity from token holders of significant quantities, should these tokens become tradeable (subject to regulations after a 1-year holding period).

Dilution

There are 60,000,000 EPIC tokens minted as a fixed supply, and no further tokens will be created again. Investors should be aware that we are publicly offering 50,000,000 tokens during the public sale, with 10,000,000 additional tokens distributed to board members, advisors, and employees of the Company. Investors who convert EPIC into Common Stock should understand the potential for dilution of the Common Stock by a business. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares in necessary circumstances. When the Company issues additional shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. The increases in the number of shares outstanding could be due to various stock offerings including an initial public offering and additional funding rounds including angel investments and venture capital rounds, employees exercising stock options, or by conversion of special instruments into stock. If the Company decides to issue additional shares, an Investor's holding value could be diluted, with each share being worth less than before. Therefore, it is important to take into consideration that the value of the shares can decrease by actions taken by the Company before investing and in especially prior to exercising the irreversible conversion right of EPIC into Common Stock.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-15.

Financial Condition

Results of Operation

Since our April 2017 inception, we have not had any significant operating history. We have been primarily funded by the shareholders and related party, Epigentek Group Inc., to cover some basic operating costs, particularly website development and preliminary R&D. These amounts are detailed in the attached Financial Statements.

We have not yet generated any notable revenues -- we anticipate doing so when we begin our pre-order marketing campaign in Q3 of 2018. In particular, we anticipate the start of significant revenues in Q4 of 2018 upon completion of the commercialization process of our service and collection kit in retail form, as well as completion of a functional beta platform for corporate clients.

Based on our forecast, with the liquidity of the anticipated full raise Regulation CF amount ($1,070,000), we anticipate that we can operate the business for 6 months in the extreme scenario of no revenue generation. In this scenario, anticipated major expenditures include capital equipment ($200k), R&D towards commercialization ($100k), marketing ($260k), and personnel hiring ($350k). These estimates are based on typical biotech industry startup expectations, particularly from the co-founders' 10-year experience with successful operations of the related party EpiGentek Group Inc.

Should we raise less than the $1,070,000 funding goal through this Regulation CF offering, then all of the aforementioned assumptions shall be generally pro-rated in a reasonable manner such that expenditures are reduced proportionally to the funding. We will continue to raise funds through other offerings including Regulation D 506(c) and Regulation S for digital tokens or equity shares.

As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Financial Milestones

The Company is investing for continued growth of the brand, and is generating net income losses as a result. In the unlikely event that we generate no revenue at all after raising the maximum Reg CF amount of $1,070,000, then we estimate that we would be able to sustain 6-months of operations -- please see the "Results of Operation" and "Use of Proceeds" sections for further details. Part of our business model relies on blockchain technology which is considered novel and untested in the cosmetics market, but will accelerate consumer adoption of our main product (a direct-to-consumer epigenetic test) as blockchain's beneficial features for addressing privacy concerns become increasingly known to consumers.

Although we strongly believe that we will be able to achieve these milestones with commercially reasonable diligence, unforeseen circumstances could arise or circumstances may currently exist that we did not consider. Such circumstances may delay our aforementioned milestones, and possibly require us to raise additional amounts to sustain operations until we are able to achieve profitability. To mitigate this, we are anticipating additional Regulation D 506(c) and Regulation S exempt offerings to raise funds totaling $20,000,000 by end of Q2 2018, around the same time of our Regulation CF offering. This would allow us to significantly increase operational capabilities and marketing, and allow us to generate anticipated positive net income by 2020.

If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may need to reduce expenditures for personnel, contractors, marketing, and other envisioned expenditures including capital equipment. This could diminish our capability to rapidly expand operations and sales. If we are unable to both (a) implement and execute our proposed business plan; and (b) raise capital through additional or alternative financing means, then we do not presently have any further alternative proposals. In this latter situation, investors should anticipate that their investment may be lost or unprofitable.

Liquidity and Capital Resources

Liquidity

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. In order to quickly take our commercialized product and service to the market, funds are critical to the process of enhancing our technological, and particularly our market, barrier of entry to potential competitors. If we raise our Regulation CF goal of $1,070,000, then we intend to diligently budget expenditures across a 6-month period. If we raise the bare minimum of $10,000 in this offering, then it will be spent immediately for marketing towards efforts to create awareness for our brand as well as for our further capital raising efforts. Additional details can be found in the "Results of Operation" section. The approximate total capital intended to be raised through all offerings (i.e., Regulation D 506(c) and Regulation S exemptions) of our tokens is $20,000,000 by June of 2018.

Capital Resources

The Company is also seeking to raise capital through other separate offerings for its tokens including a Regulation D 506(c) exemption to accredited investors, as well as a separate Regulation S exemption to international investors. The total intended funds to be raised is approximately $20,000,000. To date, the shareholders have funded some of the Company's operations. Additionally, the shareholders of the Company are also the majority shareholders of the related party Epigentek Group Inc., a profitable biotechnology company generating positive cash flow and revenue. The related party has provided a credit of line for $100,000. The Company may also consider raising capital through sales of its stock/equity to venture capital firms or other organizations in the second year of operation.

Indebtedness

The related party, EpiGentek Group Inc., of the Company has provided a credit of line of $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032, inclusive of the sublease rent payments. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Recent offerings of securities

None

Valuation

$92,500,000.00

As we are raising capital using digital tokens rather than shares of equity, we have undertaken diligent efforts to produce a valuation of the Company to the extent of which would be considered reasonable based on the Venture Capital Method first described by Professor Bill Sahlman at Harvard Business School in 1987 (see http://blog.gust.com/startup-valuations-101-the-venture-capital-method/): 1. Return on Investment (ROI) = Terminal Value ÷ Post-money Valuation 2. Post-money Valuation = Terminal Value ÷ Anticipated ROI Terminal Value is the anticipated selling price for the company after 10 years. To calculate this we make an industry-specific assumption of 15% net margin (https://csimarket.com/Industry/industry_Profitability_Ratios.php?ind=801) and an industry-specific price to earnings ratio of 15:1 (Figure 15 of https://www.yardeni.com/pub/mktbriefsppesecind.pdf). We previously described a $1B revenue milestone by the 10th year, and thus with a 15% net margin of $150M multipled by 15:1 PE ratio would result in a $2.25B valuation. We chose the 10 year mark as the maximum duration for an expected exit strategy (See https://startupxplore.com/en/blog/exit-strategies-for-startups-and-investors/). As investors typically seek a 10-30X return from startups, we use a mid-point of 20X for the Anticipated ROI basis (See http://www.angelblog.net/Venture_Capital_Funds_How_the_Math_Works.html or https://medium.com/@harryalford3/3-ways-angel-investors-value-pre-revenue-startups-ee05c81c6d80). Based on our funding need of $20,000,000 to achieve positive cash flow and grow organically thereafter, here's how we calculated the Post-Money Valuation followed by final Pre-Money Valuation of this transaction: 1. Post-Money Valuation = Terminal Value ÷ Anticipated ROI = $2.25B ÷ 20X = $112.5M 2. Pre-Money Valuation = Post-Money Valuation – Investment = $112.5M – $20M = $92.5M

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$1,070,000

Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$64,200
Net Proceeds	$9,400	$100,580	$1,005,800
Use of Net Proceeds:			
R&D & Production	$0	$25,000	$400,000
Marketing	$6,400	$40,580	$360,000
Administration/Overhead	$1,000	$10,000	$95,800
Software Development	$0	$20,000	$100,000
Legal	$2,000	$5,000	$50,000
Total Use of Net Proceeds	$9,400	$100,580	$1,005,800

We are seeking to raise a minimum of $10,000 (minimum target) and up to $1,070,000 (main target) in this offering through Regulation Crowdfunding. If we manage to raise our main target amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

- **R&D and Production:** Scientists, bioinformaticians, software developers, contracted companies, industry consultants, and capital equipment to realize the functional, commercialized Skincare Test service, the corresponding DNA collection kit, and the data network ecosystem platform. Also includes customer service, manufacturing, and various operational costs.
- **Marketing:** Advertising, promotions, sales, and strategic partnerships to extend the brand and product/service offerings, as well as to potentially create awareness towards generating additional or other sources of funding.
- **Administration:** Accounting, human resources, and general administrative costs.
- **Legal:** Corporate attorney, law firms, and legal consultants to ensure compliance with applicable skincare, business, and finance regulations.

If we raise the bare minimum of $10,000 in this offering, then it will be spent immediately for marketing towards efforts to create awareness for our brand as well as for our further capital raising efforts.

As of February 15, 2018, the related party EpiGentek has funded the Company's operating expenses in the amount of $23,032. If we raise at least $1,000,000 through this offering, we will repay the debt based on budgeted funds from the corresponding "Use of Net Proceeds" categories accordingly, as each category is already inclusive of this anticipated debt.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The related party, EpiGentek Group Inc., of the Company has provided a credit of line of $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has NOT previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.epigencare.com under "Financial Reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EpigenCare Inc.

[See attached]

EPIGENCARE INC.

FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FEBRUARY 15, 2018

EPIGENCARE INC.

TABLE OF CONTENTS

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L, New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

Independent Accountants' Review Report

To: The Board of Directors and Stockholders of
EpigenCare Inc.
New York, NY

We have reviewed the accompanying financial statements of EpigenCare Inc. (the "Company") which comprise the balance sheet as of February 15, 2018, and the related statements of operations, changes in stockholders' deficit, and cash flows for period from April 28, 2017 (inception) through February 15, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L, New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

Emphasis of Matter

The Company is dependent upon its stockholders to fund future operating expenses of the Company until such time the Company has sufficient capital and resources to fund its operating expenses for the foreseeable future. Should the Company's stockholders be unable or unwilling to fund such expenses, these circumstances would raise substantial doubt regarding the Company's ability to continue as a going concern (Note 1).

Wong & Co.

Wong & Co.
New York, New York
February 20, 2018

EPIGENCARE INC.

BALANCE SHEET

FEBRUARY 15, 2018

ASSETS

Current Assets:		
Cash (Note 2)	$	7,345
Equipment (Note 2 & 5)		423
Other Assets:		
Organization Cost		625
Website Development (Note 2)		15,131
		15,756
TOTAL	$	23,524

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:		
Accounts Payable and Accrued Expenses		5,868
Due to Other Company (Note 4)		23,032
		28,900
Shareholders' Deficit:		
Common Stock, $0.0001 par value; 80,000,000 shares authorized; 48,000,000 shares issued and outstanding (Note 3)		4,800
Accumulated Deficit		(10,176)
		(5,376)
TOTAL	$	23,524

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD APRIL 28, 2017 (Inception) THROUGH FEBRUARY 15, 2018

Revenues:		
Sales	$	-
Less:		
Research and Development (Note 6)		(3,481)
Gross Profit Before Operating Expenses		(3,481)
Operating Expenses:		
Rent		2,000
Office Expenses		879
Computer And Networking Expenses		750
Professional Fees		2,500
Supplies		536
Bank Service Charges		30
		6,695
Net Loss	$	(10,176)

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE PERIOD APRIL 28, 2017 (Inception) THROUGH FEBRUARY 15, 2018

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Issuance of Stock	-	$ -	48,000,000	$ 4,800	$ -	$ -	$ -
Net Loss	-	-	-	-	-	(10,176)	(10,176)
Balance at February 15, 2018	-	$ -	48,000,000	$ 4,800	$ -	$ (10,176)	$ (5,376)

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD APRIL 28, 2017 (Inception) THROUGH FEBRUARY 15, 2018

Cash Flows From Operating Activities:	
Net Loss	$ (10,176)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Changes in Operating Assets and Liabilities:	
Increase / (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	5,868
Due to Other Company	23,032
Net Cash Provided by Operating Activities	18,724
Cash Flows From Investing Activities:	
Equipment	(423)
Organization and Website Development Costs	(15,756)
Net Cash Used by Investing Activities	(16,179)
Cash Flows From Financing Activities:	
Contributed Capital	4,800
Net Cash Provided by Financing Activities	4,800
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	$ 7,345

Supplemental Disclosures of Cash Flows Information:	
Cash Paid During The Period For:	
Interest	$ -
Corporation Taxes	$ -

See Accompanying Notes and
Independent Accountants' Review Report

EPIGENCARE INC.

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 15, 2018

Note 1 - Organization

EpigenCare Inc. ("the Company") was incorporated as a C Corporation under the laws of the State of New York in April 28, 2017. The Company is a privately held personal epigenomics and digital biotechnology company based in New York. The company offers a direct-to-consumer epigenetics test to assess the dynamic state of one's skin type and quality and subsequently generate an actionable analysis report with scientifically matched skincare product recommendations.

The Company is dependent upon the stockholders to fund operating expenses for the foreseeable future as the Company is currently in the start-up phase. Until such time as the Company raises sufficient capital to fund its operations, the stockholders will be required to fund the Company's operating expenses. The Company's stockholders have committed to funding the Company's operating expenses at least through December 31, 2018. If the stockholders are unwilling or unable to fund such expenses, these circumstances would create substantial doubt about the Company's ability to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting which is in conformity with the United States' generally accepted accounting principles and accordingly reflect all significant receivable, payables, and other liabilities. All income is recognized when earned and expenses are recorded when incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for both financial reporting purposes and income tax purposes. Website development cost will be capitalized and amortized over the estimated useful lives of the related assets. Depreciation and amortization will be recorded at the fiscal year ending on March 31, 2018.

Subsequent Events

Management has evaluated subsequent events through February 20, 2018, the date at which the financial statements became avai lable for issuance. No events have occurred that would require adjustments to, or disclosure in the financial Statements.

Risks and Uncertainties

The Company may be subject to unforeseen risks and uncertainties typically encountered by companies in early stages of development. To address these risks and uncertainties, the Company must, along with other things, gain access to sufficient capital on terms acceptable to the Company; maintain and increase its customer base; implement and successfully execute its business strategies; continue to maintain and develop its technology; and recruit, retain, and motivate qualified personnel. Raised capital does not guarantee that the mitigation of such risks in its entirety or portion.

Note 3 - Stockholders' Equity (Deficit)

Common Stock

The Company is authorized to issue 80,000,000 common shares with a par value of $0.0001. As of February 15, 2018, there were 48,000,000 shares of common stock issued and outstanding.

The company has no designation of any preferred stock.

Note 4 - Related Party Transactions

Occupancy

The Company leased its office space, located at 110 Bi County Blvd, Suite 122, Farmingdale, NY, with one-year sublease term from its related party EpiGentek Inc. The monthly payment on the sublease agreement was $1,000 per month.

Due to other Company

The related party of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains the sufficient funding. As of February 15, 2018, the Company owed $23,032 in total to its related party.

Note 5 - Equipment

	Cost	Estimated useful life In years
Equipment	$ 423	5

Note 6 - Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $3,481 for the period from April 28, 2017 (Inception) through February 15, 2018.

Note 7 – Commitments and Contingencies

The Company entered a sublease agreement with EpiGentek Inc. for an office space in Farmingdale, New York which expires in December 31, 2018.

The company's future minimum annual lease payment is as follows:

	Amount
December 31, 2018	$ 10,000

Rental expense paid to its related party at February 15, 2018 was $2,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EpigenCare is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.


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EpigenCare

Blockchain-based Skincare Platform

Small OPO · Farmingdale, NY · Biotechnology
Accepting International Investment





Truly Personalized Skincare.

An At-Home Epigenetic Test

The age old question when it comes to skincare routines: "Is this skincare product really working for me?" The world spends $130 billion on skincare annually -- with **everyone's skin being individually unique**, there is a constant search for the ideal product that truly works.

At EpigenCare, we're connecting consumers with the best skincare products through a direct-to-consumer **personal epigenomics test**. Our matching engine's algorithm filters through thousands of products from skincare companies based on the ingredients' epigenetic effects on one's skin profile, to deliver scientifically targeted and actionable solutions in the analysis test report.

Data Privacy Enforced by Blockchain

EpigenCare is **transforming the skincare industry** by strategically commoditizing skin profiles in a way that directly benefits the consumer. Our platform will have continuously updated consumer skin profiles through our personal epigenomics test, so that skincare companies can target scientifically matched products to them.

The major concern of consumers using DNA-based tests is absolute privacy; how does one know what a company does with the data? In our model, companies must operate within our defined scope of the ecosystem to match skincare products to consumer epigenetic profiles. Companies never access actual data or identifiable info. **Data is anonymized** and recorded on the blockchain ledger to create data provenance, allowing consumers to verify that their data is used solely for their own benefit without revealing identifiable information.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

The Offering

<u>Investment</u>: Equity Option and Revenue Sharing Rights digital instrument, designated as **"**EPIC Tokens"

$0.40 per EPIC security token | 2,675,000* available for sale through this offering
50,000,000 security tokens total from all offerings, 60,000,000 security tokens total fixed supply

<u>Equity Conversion Rights</u>
1 EPIC = 0.2 Shares of Common Stock
Option to Convert Minimum of 5 EPIC to 1 Share of Common Stock
48,000,000 Common Stock shares currently outstanding out of 80,000,000 authorized

<u>Revenue Sharing Rights</u>
Unconverted EPIC holders receive revenue sharing payments based on 15% and 10% of first 2 years of revenue, respectively, and 5% thereafter
Revenue sharing payments are paid based on fixed proportion of 60,000,000 EPIC
Revenue sharing is first paid at the end of the first year, then quarterly thereafter

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the tokens. See Offering Summary below for additional terms.*

How Our Skincare Test Works

In December 2017, we've developed a **direct-to-consumer personal epigenomics test** to measure DNA methylation levels of a proprietary panel of genes that are responsible for key skin functions (e.g., aging, elasticity, moisture retention, etc.) in their **current state**. Our at-home kit collects DNA from skin (rather than saliva) through a non-invasive adhesive method which properly reflects skin quality changes after environmental interaction.



1. Submit your samples.

Collect your DNA from skin samples at home using our easy-to-use, non-invasive collection kit.



2. Receive epigenetic analysis report.

Access an online report after we analyze your epigenetic profile within 3-4 weeks.



3. Get personalized skincare options.

Receive name brand & boutique skincare product recommendations tailored to your profile.



Truly Personalized
Skincare Starts Here
epigenCare
You're one step closer to perfecting your skincare routine.
QuickStart



Guidance on how to interpret skin indicators
General information on the test principles
Recommended options of personalized products
Normalized scoring of skin indicator quality
Detailed explanation of recommendations
Tested panel of genes and their epigenetic levels

Genetics vs. *Epi*genetics

Epigenetics is the study of biological mechanisms (e.g., DNA methylation) that can switch genes on or off. Whereas you have the same genetics from the day you're born and throughout your entire life, epigenetics on the other hand **encapsulates the dynamic and current state of your skin**. This enables true monitoring of one's skincare regimen on a biological, gene function level. Learn more.

The Science Behind Our Test

Consumers will self-collect DNA from their skin with a non-invasive kit and mail it back to our facilities for methylation-based next-generation sequencing. Our test looks at a **proprietary panel of epigenetic markers** strongly associated with eight major skin quality indicators:

- Aging
- Firmness & Elasticity
- Moisture
- DNA Damage & Repair
- Cell Regeneration
- Sensitivity Response
- Oxidation & Antioxidation
- Pigmentation

We then look at hundreds of skincare product ingredients and their effects on these indicators. We then cross-reference the ideal ingredient composition with over 20,000 skincare products to develop match candidates that can be **delivered as actionable product recommendations in the consumer's report**.


Identical Twin A
Identical Twin B
Unmethylated
Methylated

Our panel of epigenetic markers was developed through the supporting effort of EpiGentek, a renowned supplier of epigenetic research reagents. These markers are well proven to be associated with the indicators in many academic publications as well as in our own lab research. For example, the *SEC31L2* gene, whose protein product regulates collagen secretion, is highly methylated in the skin of older individuals.

Our Recurring Business Model

We're building a web platform that matches skincare products to consumer profiles generated by our test. Our matching engine will allow us to algorithmically match the optimal composition of existing products on the market to the consumer's epigenetic skin profile. **Skincare companies can leverage the matching engine** and target their products to epigenetically matched consumer epigenetic profiles. Because skin is dynamic and can be encapsulated through epigenetics, our test allows for a recurring business model by quantifying progress of one's skincare routine. Whenever a company's product is matched to the consumer, he or she is incentivized with loyalty points that can be spent to subsidize additional skincare tests. We recommend a test every six months to track progress.



Consumers

Seeking personalized skincare products best tailored to their skin type and quality.

EpigenCare

Incentivize consumers for skincare tests & allow companies to target them with qualifying products.

Companies

Seeking increased revenue by targeting individualized products to consumers efficiently.


Your Recommendations
Select Product(s) to Target
Narrow Down Segments
Set Campaign Budget
Recommendation engine auto-inserts product into any highly matched profile's test report

A Match-and-Market Platform for Companies

Skincare companies can pay to access our matching engine and insert their products into a consumer's epigenetic test report as follows:

1. Completed skincare tests with available recommendation slot inventory are sent to a temporary holding pool for companies to have a chance to target profiles before the reports are delivered to the consumers; or
2. Companies can select the data segments to reach or a specific product they want to promote, then set their budget and competitive bid price (guided by predictive modeling), which will enable their products to be auto-inserted into matched consumer's reports as the tests come.

After establishing a baseline requirement of scientific matching, we allow the company to **further improve the match for the consumer by aligning the brand's marketing position with the demographic**. In other words, companies can further narrow down non-scientific segments such as age range, ethnicity, location, and even lifestyle factors such as weekly hours of sun exposure.


Skincare Companies
Consumer
Advertise Product
Buy Test
Audit Profile Data Usage
Sequencing
Ledger Explorer
Set Budget & Duration
Match Ingredients to Profiles via Platform
Create Blockchain Transaction Hash
Store Epigenetic Data Anonymously
Send to Profile Pool
Associate Profile
Charge Token Balance
Lookup Owner of Profile's Tx Hash
Link Wallet to Tx Hash
Reward Tokens
Known Company Wallet ID
Consumer Wallet Identifier
Blockchain Records

A Blockchain-Enforced, Structured Ecosystem

Unlike many blockchain based platforms, we are building a structured ecosystem rather than an open ecosystem. This allows us **to address the major problem of perceived intrusiveness** often associated with direct-to-consumer tests requiring DNA. In our controlled ecosystem, data segments can only be targeted by companies to deliver a personalized product to the consumer, and this can be proven to consumers on the immutable ledger feature of the blockchain. Companies must operate within the defined scope of the platform.

Whenever a purchase is made by companies or the consumer, special non-tradeable tokens (separate from EPIC) move seamlessly on the blockchain to create data provenance. When targeted by skincare companies with a product match, consumers are rewarded these special tokens that act as loyalty points and can be spent towards further tests. This tokenization allows for data to be associated with transaction hash IDs on the blockchain ledger. Thus consumers will be able to transparently verify that data is used strictly for their own benefit, while anonymizing their identities. Skincare companies never see the consumer's actual data or personally identifiable information.

Investing in Our Equity Option Tokens

An investment into the valuable, core business mechanism of our company.


CONSUMER Desires Personalized Skincare
EpigenCare Network
COMPANY Desires Targeted Product Sales & Development
Buys Epigenetic Skincare Test
Incentivize Consumer for Additional Tests
Buys Market Segment Data
Receive Analysis & Product Recommendation
Analysis Data Segmented and Stored Anonymously
Use Product for a Period, then Re-Assess Result with New Test
Auto-Screened for Epigenetic Match Rate
Targeted Product Recommendation Advertisement
Product Research & Development

Equity Ownership - After 1 year, EPIC tokens have a conversion option for equity shares. 5 EPIC can be redeemed for 1 Common Stock of EpigenCare Inc., a United States C-Corporation. There are 48,000,000 shares currently outstanding out of 80,000,000 total authorized.

Revenue Sharing - All EPIC holders will receive 15% & 10% revenue distribution (payable as ETH) in the first two years of operation, respectively, after completion of this offering. Afterwards, EPIC holders will receive 5% quarterly of all revenue, including skincare test sales and product match sales.

Futureproofed - Because of our due diligence to structure our token as an SEC-defined security, we mitigate any unexpected impact from regulatory changes. As more exchanges become SEC compliant (e.g., registered Alternative Trading Systems), our tokens will be one of the few legally qualified to trade on them.

Market Opportunity

In 2016, global skincare industry revenue was $130 billion USD. By 2023, the industry is expected to grow 5% annually to **over $180 billion**[1]. According to a 2017 US survey, around 147 million US residents regularly purchased skincare products, 30 million of whom spent between $100 to $500 per person within 3 months (or $400 to $2,000 annually), with a further 1.4 million consumers spending more than $2,000 annually[2]. To calculate the estimated number of regular skincare product users globally, we need to account for purchasing power parity and thus we looked at the lowest spending tier in the US -- 75 million US residents spent less than $50 within 3 months (or less than $200 annually). If we take a median spend of $100 per person annually and apply it on a global basis, and since the global market value for skincare products is over $130 billion, then we can estimate that a total of *at least* 1 billion people regularly purchases skincare products.


~1 billion
Regular Skincare Product Users Globally
$130b
Worldwide Skincare Market
$30b
North American Skincare Market
>30m
US Users Spending $400+ Annually

Preference for Scientific Personalization

A recent study shows that 45% of adults are interested in a scientifically based test for personal skincare and would even prefer this compared to getting their product from other channels such as department store representatives or filling out online questionnaires[3]. With our personal epigenomics solution, if we are able to capture just 9.6% of the 1 billion users in the global skincare product market (a rate determined by applying the 45% science preference to the upper spending US proportion of 31.4 million out of 147 million consumers), then the number of personalized tests can reach over 96 million each year – a potential **$20-30 billion market for skincare tests**.


Global Skincare by Region
23.6%
24.8%
38.5%
13.1%
North America
Europe
Asia-Pacific
LAMEA

Source: Euromonitor International

[1] "Cosmetic Skin Care Market: Global Industry Analysis, Trends, Market Size & Forecasts to 2023." Infinium Global Research, September 2017.
[2] "U.S. population: How much money did you spend on skin care products in the last 3 months?" Statista, September 2017.
[3] "Skin Care Made in the Lab Just for You: The Future of Personalization." Canadean, 2014.

A Formula for Success

We will operate on the global market, with our initial target demographic as the high-spending segment in the United States. Our revenue forecast is as follows:

2018: $0.5 million; 2019: $5 million; 2020: >$20 million

To **achieve $1 billion** USD in annual revenue before the ten-year mark, we are aiming to capture 5% of the 30 million high spending US segment with 2 skincare tests per year. On a global scale, this revenue goal may be achieved much earlier and/or even higher.

Assumptions:

- Consumers spend $150-$300 per skincare test, with an average of $225 to factor in reward subsidies
- Companies spend about $10 per targeted consumer via a bidding process for available recommendation slots in the test report

Revenue Calculations:

- $675 million: Sell 2 tests at $225 each to 5% of 30 million users annually (30 million users x 5% x 2 tests x $225)
- $360 million: Sell 12 targeted recommendation slots at $10 each per test profile annually (3 million tests x 12 slots x $10)

VAST MARKET SIZE

The skincare industry will be over $180 billion US dollars by 2023

RECURRING BUSINESS MODEL

Skin is dynamic and its epigenetic progress is measurable

SCIENTIFICALLY GROUNDED

We use actual epigenetic testing to determine skin quality

INDUSTRY DISRUPTIVE

We change the way consumer buying decisions are made for skincare products

CONSUMER INCENTIVIZATION

Provides consumer data ownership and facilitates new data into the ecosystem

ANONYMOUS TRANSPARENCY

Track where and how one's data is used without revealing his or her identity

---

"This revolutionary business model promises to uniquely take advantage of the rapidly developing fields of epigenetics and blockchain to develop a database [and] solve the problem of product selection for personalized targeted skin care. It reduces the costs and frustrations of multiple product trials by consumers, provides cosmetic companies with another tool to guide product development, and provides a basis for monetization by the consumer participants and EpigenCare."

Dr. Richard Wildnauer, Business Advisor, Former CEO of NeoStrata and VP at Johnson & Johnson

---

Q2 2017

Founding

EpigenCare Inc. established in New York, USA

Q4 2017



Proof-of-Concept Successful

Epigenetic-based skincare test successfully developed and proven

Q1 2018



Fundraising

Raising capital through crowdfunding, angel, VC, and various private sale channels.

Q2 2018



Pre-Order Campaign

Launch marketing campaign for product pre-orders (anticipated)

Q3 2018



Beta Skincare Test

Limited launch of beta version of commercialized skincare test (anticipated)

Q4 2018



Skincare Test, Network Beta

Full skincare test launch to public; launch EpigenCare Network open beta (anticipated)

Q1 2019



Mobile App

Launch consumer mobile application (anticipated)

Q2 2019



EpigenCare Network

Launch official EpigenCare Network platform (anticipated)

Q3 2019



Retail Initiatives, API

Establish retail distribution channels of skincare test kit, deploy Application Programming Interface systems (anticipated)

Q4 2019



Partnership Initiatives

Establish partnership and additional distribution channel network of dermatologists, spas, beauty salons, etc. (anticipated)

2020+



Deep-Learning A.I.

Integrate deep-learning artificial intelligence elements based on epigenetic skin data; develop complementary A.I.-based mobile imaging application (anticipated)

In the Press

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Meet Our Team



William Lee

CEO, Director, Co-Founder

William Lee is currently CEO and Board Member of EpigenCare Inc., since its inception in April 2017. He is an entrepreneur with over 10 years of experience in both the biotechnology and entertainment sectors. Currently a shareholder of EpiGentek Group Inc., a biotechnology reagents company specializing in epigenetics, he has held the role of VP of Operations since June 2014 and Chief Operating Officer since January 2018. He had also previously founded music licensing and gaming ventures. He has significant experience in management, operations, web development, and both B2B and B2C marketing. Having a passion for disruptive technologies, he invested in Bitcoin in 2013 and subsequently Ethereum in its early days. William Lee studied at New York University and Carnegie Mellon University. While pursuing his MBA at the Carnegie Mellon Tepper School of Business, William realized the vast startup opportunity in the blockchain space and sought to bring the disruptive technology into consumer biotech. As an executive, he will be devoted to EpigenCare on a full time basis.



Adam Weiwei Li, MD, Ph.D.

CSO, Director, Co-Founder

Dr. Adam Li is currently CSO and Board Member of EpigenCare Inc., since its inception in April 2017. He is also the scientific founder and CSO of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, since March 2005. He has more than 20 years of experience in oncology and pharmacology as well as 15 years of experience in epigenetic research. His publication list includes 46 peer-reviewed papers in the cancer and epigenetic fields. As the first inventor, he has filed 11 patent applications related to epigenetic test methods and medical cosmetics, in which 4 patents were issued. Dr. Li completed his postdoctoral training at Memorial Sloan-Kettering Cancer Center and served as faculty-level attending biologist at Memorial Hospital in New York prior to joining EpiGentek. He was also the visiting professor at University of South China Medical College and a reviewer of several top biological journals including Cancer Research and Nucleic Acid Research. As an executive, he will devote approximately 20 hours per week to EpigenCare initially on a part time basis (his primary role will currently be at EpigenCare).



Jessica Li

CFO, Director, Co-Founder

Jessica Li is currently CFO and Board Member of EpigenCare Inc., since its inception in April 2017. She has more than 20 years of experience in accounting, finance, banking, and business management. She is a co-founder of EpiGentek Group, Inc., a biotechnology reagents company specializing in epigenetics, where she developed and facilitated financial strategies, budget and cost management, and accounting operations to ultimately increase overall enterprise value. She held the role of Chief Financial Officer since March 2005. Before joining EpiGentek, she worked at several CPA firms as well as in the banking sector in New York. She holds a bachelor's degree in finance and an MBA from the New York Institute of Technology School of Management with a concentration in accounting. As an executive, she will devote approximately 15 hours per week to EpigenCare initially on a part-time basis (her primary role will currently be at EpiGentek).



Ashley Pottash

Business Strategy Lead

Ashley Pottash is a strategic and creative brand builder with more than 8 years' experience in the fashion and beauty industries. She specializes in visual merchandising for luxury brands and is Senior Manager of Global Visual Merchandising at Coty, Inc. for Marc Jacobs and Calvin Klein fragrances. Ashley served as Manager of Merchandise Development and Purchasing at CHANEL for all makeup, skincare, and fragrance point of sale collateral. After leaving CHANEL, she spearheaded visual merchandising and store design for the innovative beauty and skincare brand, Charlotte Tilbury. Ashley graduated early from the Robins School of Business at the University of Richmond with a focus on business and marketing.



Stephen Fiser

Software Development Lead

Stephen Fiser is a software engineer specializing in blockchain technology, Solidity, and dApps. After graduating from the University of Arkansas with a degree in biophysics, Stephen worked in the corporate information technology sector. Wanting to focus on emerging technologies, he moved to New York City and shifted gears to work with startup companies until 2014 when he founded Blue Bear Digital Inc., a full-fledged software development agency.



Richard Wildnauer, Ph.D.

Advisor (Business)

Dr. Richard Wildnauer has more than 30 years of experience in the dermatological, cosmeceutical, and pharmaceutical industries. He is the former CEO of NeoStrata and worked at Johnson & Johnson companies in senior executive positions as well as VP of Skincare Technology and Business Development at J&J Corporate. He formed RHW Associates LLC to provide strategic and operations advice to Boards and CEOs of entrepreneurial life sciences and healthcare companies based on broad industry career experience ranging from R&D director to President/CEO to Board Chairman. In addition, he previously served as Board Chairman for EuroMed, Inc. and currently serves as Board Director at Dynamis Skin Sciences. Dr. Wildnauer holds a Ph.D. in Biochemistry from West Virginia University and an MBA degree from Rider University. He has published numerous scientific articles in dermatology and skincare and is also a Life-Member of the American Academy of Dermatology, and a member of the National Association of Corporate Directors and of the American College of Corporate Directors.



James Wang, MD

Advisor (Dermatology)

Dr. James Y. Wang is a Board certified dermatologist and dermatopathologist who is in clinical practice in Beverly Hills, California. He is currently the acting CEO of Curebiotech, Inc., a Philadelphia-based biotechnology startup focused on immune and stem cell therapies for skin diseases and metastatic cancers. Dr. Wang received both his MD and MBA from Harvard, and trained at other prestigious institutions including UCLA, Memorial Sloan Kettering Cancer Center, and NY-Presbyterian Hospital.



Brennan Bennett

Advisor (Blockchain)

Brennan is a co-founder and the current COO of QBRICS, Inc. and the Founder of Blockchain Healthcare Review. He is an experienced health information technology (HIT) blockchain implementation strategist who holds a MS in Biomedical Informatics from Rutgers School of Health Professions and has professional background as an enterprise strategy consultant in the pharmacy line of business. Brennan currently is involved in the blockchain space as an advisor, consultant, publicist, columnist and co-contributor of several proprietary blockchain technologies.



Rebecca Fry, Ph.D.

Advisor (Epigenetics)

Dr. Rebecca Fry is the Carol Remmer Angle Distinguished Professor and Associate Chair in the Department of Environmental Sciences and Engineering at the Gillings School of Global Public Health at UNC-Chapel Hill. Dr. Fry is the principal investigator of several multi-million dollar NIH-funded grants. She is the Director of the Environmental Health Sciences' T32 Training Grant and Director of Graduate Studies in the Curriculum of Toxicology. Dr. Fry holds a Ph.D. in biology with postdoctoral training in toxicogenomics and environmental health sciences. Her research at UNC has identified epigenetic mechanisms that relate toxic substances to children's health. She has served on the committee for the National Academies of Science (NAS) National Research Council for the IRIS review of inorganic arsenic, as a reviewer for the cancer and non-cancer risk assessment of arsenic in food by the Food and Drug Administration, and on the funding selection committee of the International Agency on Cancer Research.



Tim Bukher

Advisor (Legal Strategy)

Tim Bukher is an attorney-at-law and founding partner of Thompson Bukher LLP, representing investment funds and technology startups in securities, venture capital, and corporate matters. Tim's background and national recognition as an information technology expert has brought his practice to the forefront of legal developments in blockchain and cryptocurrency. Tim also leverages his experience in the startup and venture capital sectors to serve as a direct adviser to numerous companies in the blockchain space. Most recently, he served as US legal counsel in the highly successful SingularityNET crowdsale. Tim received his J.D. from the Benjamin N. Cardozo School of Law, and he holds a degree in Economics from New York University.

Offering Summary

Company	EpigenCare Inc.
Corporate Address	110 Bi County Blvd. Ste. 122 Farmingdale, NY 11735 USA
Description of Business	Digital biotechnology company for epigenetic-based personalized skincare
Type of Security Offered	ERC20-Standard Digital Tokens
Name or Symbol of Security	EpigenCare Credits or "EPIC" Tokens
Purchase Price of Security Offered	$0.40
Minimum Investment Amount (per investor)	$400

The Investment Offering

$0.40 per EPIC security token | 2,675,000* available for sale through this offering

*Maximum subject to adjustment for bonus tokens. See 10% Bonus below

50,000,000 security tokens total from all offerings, 60,000,000 security tokens total fixed supply

Option to Convert 5 EPIC to 1 Common Stock after 1 year

48,000,000 Common Stock currently outstanding out of 80,000,000 authorized

EPIC holders receive revenue sharing payments based on 15% and 10% of first 2 years of revenue, respectively, and 5% thereafter

Revenue sharing payments are paid based on fixed proportion of 60,000,000 EPIC

Revenue sharing is first paid at the end of a 1-year holding period, then quarterly thereafter

Perks*

$400+ Acknowledgement of contribution on official EpigenCare webpage (optional)

$800+ 5% Additional Token Bonus

$2,400+ 10% Additional Token Bonus

$4,000+ 10% Additional Token Bonus + 1 Transferable First-Access Voucher for a Skincare Test ($299 value, US only)

$7,200+ 15% Additional Token Bonus + 2 Transferable First-Access Vouchers for a Skincare Test ($598 value, US only)

$10,400+ 15% Additional Token Bonus + 6 Transferable First-Access Vouchers for a Skincare Test ($1,794 value, US only)

**All perks will occur at the end of this offering. All token bonuses and vouchers will be issued separately by EpigenCare, not StartEngine.*

Token Delivery

All tokens will be delivered by EpigenCare to your Ethereum wallet address between April 16, 2018 and June 30, 2018. If you do not possess an Ethereum wallet address, you will be provided with one along with its private access key with instructions for access and safekeeping.

The 10% Bonus for StartEngine Shareholders

EpigenCare Inc. will offer 10% additional bonus tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any tokens you purchase. For example, if you buy 400 EPIC Tokens at $0.40 / Token, you will receive 40 EPIC Bonus Tokens bonus, meaning you'll own 440 tokens for $160. Fractional tokens will not be distributed and token bonuses will be determined by rounding down to the nearest whole token.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. The related party, EpiGentek Group Inc., of the Company has provided a credit of line of $100,000 with 1% interest rate. As of February 15, 2018, EpiGentek has funded the Company's operating expenses in the amount of $23,032. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

EpigenCare Wins Johnson & Johnson Innovation's Skincare Competition

16 days ago

We are excited to inform you that after presenting at JLABS in San Francisco, we have been awarded as a winner in the competition! Our victory lets us walk away with $25k in prize money, accelerator space, and access to their consumer experience research initiative, mentorship, and industry network! Read the full press release here: https://www.epigencare.com/2018/04/04/epigencare-announced-as-a-winner-in-digital-beauty-quickfire-challenge-for-skin-care/


Digital Beauty
Up to $
Watch the video
Winners
epigenCare
EpigenCare Inc
JNJ Innovation
Follow
Congratulations to @JLABS #DigitalBeauty #QuickFireChallenge Winners @MySkinGenie & @epigencare! #JLABSBAY #Innovators #JNJ
DIGITAL BEAUTY QUICKFIRE CHALLENGE WINNERS
SKINGENIE
epigenCare
8:30 PM - 27 Mar 2018

Also, check out our feature on J&J's website: https://www.jnj.com/innovation/epigencare-skingenie-using-ai-and-dna-to-innovate-your-beauty-routine

EpigenCare Named as Johnson & Johnson Innovation Finalist in Skincare Challenge

about 1 month ago



EpigenCare's personalized skincare technology and blockchain-powered digital platform has been named by Johnson & Johnson Innovation as a finalist in its Digital Beauty Quickfire Challenge. The challenge is designed to identify, recognize, and support the most innovative and future-forward digital beauty solutions. One of the key innovation areas that the challenge focuses on is personalization tools to simplify product selection and build regimen in a way that empowers consumers to make better informed skincare choices.

See full press release: https://www.prnewswire.com/news-releases/epigencare-named-as-johnson--johnson-innovation-finalist-in-skincare-challenge-300618035.html

View EpigenCare's video at: https://jlabs.jnjinnovation.com/quickfire-challenges/digital-beauty

Comments (5 total)

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Antionette Moore EpigenCare - Potential Investor 17 days ago

how does your website have a minimum of $100 but here it is $400

> **William Lee** EpigenCare - Issuer 17 days ago
>
> Hi, thanks for inquiry and interest in our investment! The minimum investment indicator on our website is for accredited investors only through a separate Regulation D 506(c) offering directly through our own website, with investment funded through Ethereum cryptocurrency, not credit card or traditional payments. That minimum investment rate is also not the final determined amount (only anticipated), until the day of the offering launches. Investing through StartEngine requires a $400 minimum due to involved fees. However, we may update this later on should we need to extend our StartEngine offering.

William Lee EpigenCare - Issuer a month ago

Hi Alan! Great questions!

1. These markers were selected after parsing through thousands of published peer-reviewed literature that reported various gene methylation markers that are responsible for skin-related biological pathways. We narrowed down the most viable candidates to those with methylation and demethylation states strongly associated with skin quality/aesthetic indicators. In our lab studies with skin samples, we further narrowed down to our final panel of markers that demonstrated the highest correlation to skin quality/aesthetic indicators. As this is the first method using DNA methylation markers to determine one's epigenetic skin profile associated with skin quality/aesthetics, we will be filing a US patent application in April to protect our invention.
2. Yes, there are repeatedly validated scientific tests that can indicate the markers are strongly associated with biological pathways determining skin quality/aesthetic status. We cannot reveal the actual list of markers due to the proprietary nature at this time, however if you visit our Science section of our website (https://www.epigencare.com/science/) you will see several publication examples that illustrate epigenetic correlation to skin quality/features to support our claims.
3. We are bootstrapping as well as receiving financial and resource support through our related company EpiGentek's line of credit. We are likely to sustain 12 months of operations without any revenue, assuming we operate in our current conservative state, with a Q4 launch goal of the commercialized test service. We hope to generate pre-order revenue and raise capital to significantly increase marketing to accelerate our sales and consumer adoption.
4. Our skincare test is catered to all age demographics, but with an initial market entry focus on the 30-40 year old range (individuals with disposable income who are concerned with the widest range of skin qualities and are still inclined to change their skincare regimen). We are looking to bring blockchain tech to the masses, thus the blockchain transactions occur seamlessly behind the scenes when they use their credit cards. Tokens will be presented no different than "credits" to the consumer. We will present a simplified and easy-to-interpret blockchain explorer for consumers to track their data use. More tech savvy consumers can verify data on an external blockchain explorer (e.g., Etherscan) and further serve to substantiate our anonymous transparency claims.

Alan Jacobson a month ago

Hi, this is quite interesting and I like your team, but leads me to several questions: 1. Can you explain exactly what is proprietary about the markers, maybe with one specific example? 2. Are there scientific tests or other real proof that you can point potential customers to when it comes to the claims about the markers? 3. What is your current cash on hand and burn rate? One concern I have is that you are entering the crypto world with a product that might be most attractive to Baby Boomers and Gen Xers. I think your growth may be limited by the fact that these are not generations that are not as comfortable with the world of blockchain as people 40 and under.

William Lee EpigenCare - Issuer a month ago

1. These markers were selected after parsing through thousands of published peer-reviewed literature that reported various gene methylation markers that are responsible for skin-related biological pathways. We narrowed down the most viable candidates to those with methylation and demethylation states strongly associated with skin quality/aesthetic indicators. In our lab studies with skin samples, we further narrowed down to our final panel of markers that demonstrated the highest correlation to skin quality/aesthetic indicators. As this is the first method using DNA methylation markers to determine one's epigenetic skin profile associated with skin quality/aesthetics, we will be filing a US patent application in April to protect our invention.
2. Yes, there are repeatedly validated scientific tests that can indicate the markers are strongly associated with biological pathways determining skin quality/aesthetic status. We cannot reveal the actual list of markers due to the proprietary nature at this time, however if you visit our Science section of our website (https://www.epigencare.com/science/) you will see several publication examples that illustrate epigenetic correlation to skin quality/features to support our claims.
3. We are bootstrapping as well as receiving financial and resource support through our related company EpiGentek's line of credit. We are likely to sustain 12 months of operations without any revenue, assuming we operate in our current conservative state, with a Q4 launch goal of the commercialized test service. We hope to generate pre-order revenue and raise capital to significantly increase marketing to accelerate our sales and consumer adoption.
4. Our skincare test is catered to all age demographics, but with an initial market entry focus on the 30-40 year old range (individuals with disposable income who are concerned with the widest range of skin qualities and are still inclined to change their skincare regimen). We are looking to bring blockchain tech to the masses, thus the blockchain transactions occur seamlessly behind the scenes when they use their credit cards. Tokens will be presented no different than "credits" to the consumer. We will present a simplified and easy-to-interpret blockchain explorer for consumers to track their data use. More tech savvy consumers can verify data on an external blockchain explorer (e.g., Etherscan) and further serve to substantiate our anonymous transparency claims.

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VIDEO TRANSCRIPT (Exhibit D)

Meet Jane. Concerned with her wrinkles, she spends over a thousand dollars a year on skincare products. But she's always thinking -- "Is this brand really working?"

So she looks to personalized solutions. The sales rep, beautician, and dermatologist all tell her that her skin *looks* like it needs Brand X. Jane wants to be a bit more specific.

So she turns to a personal genomics test. But their report doesn't recommend any specific products to use! Realizing it's because she has the same genetics since the day she was born, Jane doesn't think it could accurately reflect the current state of her skin.

Introducing the EpigenCare direct-to-consumer test, based on epigenetic markers associated with dynamic and CURRENT indicators of skin quality such as aging, moisture, elasticity, and more. Jane is thrilled and buys the skincare test! Soon, EpigenCare is sequencing her DNA and determining the epigenetic profile of her skin.

Meet Bob. He works at Acme Skincare. His company spends hundreds of millions of dollars a year on advertising. He learns EpigenCare has indexed Acme's product ingredients and has a digital platform to scientifically target *very* specific consumer segments.

Bob gives the platform a try and sets a budget for EpigenCare's recommendation engine. It targets the Acme brand to all consumers whose skin profile would best benefit from the epigenetic effects of its ingredients. Acme is charged equivalent tokens from their account balance.

Jane gets her report back and is excited to learn that the Acme brand would optimally address her skin's accelerated aging. She also learned she was rewarded tokens from Acme. Supsicious of her data being sold, she clicks "Verify Personalization" and sees that her data was indeed used only this one time based on blockchain records.

With her privacy concerns at ease, Jane rushes off to the store and buys Acme's product. She can't *wait* to spend the tokens on another test in a few months and see how her new skincare routine works out!

EpigenCare -- Truly Personalized Skincare, based on epigenetics and blockchain technology.

Learn more at token.epigencare.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

BY-LAWS

OF

EPIGENCARE INC.

ARTICLE I

OFFICES

1.1. Principal Office - The principal office of the Corporation shall be as set forth in its Certificate of Incorporation.

1.2. Additional Offices - The Corporation may have such additional offices at such other place within or without the State of New York as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS' MEETING

2.1. Annual Meeting - An annual meeting of shareholders shall be held within five (5) months after the close of the fiscal year of the Corporation on such date and at the time and place (either within or without the State of New York) as shall be fixed by the Board of Directors. At the annual meeting the shareholders shall elect Directors and transact such other business as may properly be brought before the meeting.

2.2. Special Meeting - A special meeting of shareholders may be called at any time by the President and shall be called by the President at the request in writing of a majority of the Board of Directors then in office or at the request in writing filed with the Secretary by the holders of a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at such meeting. Any such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of shareholders shall be confined to the purposes set forth in the notice thereof.

2.3. Notice of Meetings - Notice of the time, place and purpose of every meeting of shareholders (and, if other than an annual meeting, the person or persons at whose discretion the meeting is being called), shall be given by the President, a Vice-President or by the Secretary to each shareholder of record entitled to vote at such meeting, not less than ten nor more than sixty days prior to the date set for the meeting. Notice of any meeting of shareholders may be written or electronic. If mailed, such notice is given when deposited in the United States mail, with first class postage prepaid, directed to the shareholder at his address appearing on the stock book of the Corporation or at such other address supplied by him in writing to the Secretary of the Corporation for the purpose of receiving notice. If transmitted electronically, such notice is given when directed to the shareholder's electronic mail address as supplied by the shareholder to the Secretary of the Corporation or as otherwise directed pursuant to the shareholder's authorization or instructions.

A waiver of notice setting forth the purposes of the meeting for which notice is waived, whether before or after the time of the meeting stated therein, shall be deemed equivalent to the giving of such notice, signed by the person or persons entitled to such notice. Waiver of notice may be written or electronic. If written the notice must be signed by the shareholder or the shareholder's authorized Officer, Director, employee or agent by signing such waiver or causing his or her signature to be affixed to such waiver by any reasonable means, including, but not limited to, facsimile signature. If electronic, the transmission of the waiver must either set forth or be submitted with information from which it can reasonably be determined that the transmission was authorized by the shareholder. The attendance by a shareholder at a meeting either in person or by proxy without protesting the lack of notice thereof shall constitute a waiver of notice of such shareholder.

All notice given with respect to an original meeting shall extend to any and all adjournments thereof and such business as might have been transacted at the original meeting may be transacted at any adjournment thereof; no notice of any adjourned meeting need be given if an announcement of the time and place of the adjourned meeting is made at the original meeting.

2.4. Quorum - The holders of a majority of the votes of shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of shareholders except as otherwise provided by statute or the Certificate of Incorporation. If, however, a quorum shall not be present or represented at any meeting of shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. When a quorum is once present to organize a meeting, such quorum is not deemed broken by the subsequent withdrawal of any shareholders.

2.5. Voting - Every shareholder entitled to vote at any meeting shall be entitled to one vote for each share of stock entitled to vote and held by him of record on the date fixed as the record date for said meeting and may so vote in person or by proxy. Any corporate action, other than the election of Directors, shall be authorized by a majority of the votes cast in favor of or against such action by the holders of shares entitled to vote thereon except as may otherwise be provided by statute or the Certificate of Incorporation. An abstention shall not count as a vote cast.

2.6. Proxies - Every proxy shall be valid only if filed with the Secretary of the Corporation or with the Secretary of the meeting prior to the commencement of voting on the matter in regard to which said proxy is to be voted. No proxy shall be valid after the expiration of eleven months from the date of its execution unless otherwise expressly provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it except as otherwise provided by Section 609 of the Business Corporation Law. Unless the proxy by its terms provides for a specific revocation date and except as otherwise provided by statute, revocation of a proxy shall not be effective unless and until such revocation is executed in writing by the shareholder who executed such proxy and the revocation is filed with the Secretary of the Corporation or with the Secretary of the Meeting prior to the voting of the proxy.

A shareholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the shareholder or its authorized Officer, Director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature. A shareholder may authorize another person or persons to act for the shareholder as proxy by electronic transmission to the person who will be the holder of the proxy or to an agent duly authorized by the proxyholder to receive such transmission. Any such electronic transmission must set forth or be submitted with sufficient information from which it can be reasonably determined that the electronic transmission was authorized by the shareholder. The information relied upon by the inspectors or other persons making the determination shall be specified.

Any copy, facsimile or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the original document.

2.7. Shareholders' List - A list of shareholders as of the record date, certified by the Secretary of the Corporation or by a transfer agent appointed by the Board of Directors shall be prepared for every meeting of shareholders and shall be produced by the Secretary or some other Officer of the Corporation thereat.

2.8. Inspectors at Meetings - In advance of any shareholders' meeting, the Board of Directors may appoint one or more inspectors to act at the meeting or at any adjournment thereof and if not so appointed or if the persons so appointed are unable to act, the person presiding at any such meeting may appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties as set forth in Section 611 of the Business Corporation Law, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability.

2.9. Conduct of Meeting - All meetings of shareholders shall be presided over by the President, or if he is not present, by a Vice-President, or if neither the President nor any Vice-President is present, by a chairman thereby chosen by the shareholders at the meeting. The Secretary of the Corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting but if neither the Secretary nor the Assistant Secretary is present, the chairman of the meeting shall appoint any person present to act as secretary of the meeting.

2.10. Action Without Meeting - Any action required or permitted to be taken by the Shareholders thereof may be taken without a meeting if all Shareholders entitled to vote thereon consent in writing to the adoption of a resolution authorizing the action except as otherwise permitted by the Certificate of Incorporation.

No written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this paragraph to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to, its registered office in this state, its principal lace of business, or an Officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Any one or more members of the Board of Directors or of any committee thereof may participate in a meeting of said Board or of any such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, and participation by such means shall constitute presence in person at the meeting.

ARTICLE III

BOARD OF DIRECTORS

3.1. Function and Definition - The business and property of the Corporation shall be managed by its Board of Directors who may exercise all the powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the shareholders.

3.2. Number and Qualification - The number of Directors constituting the entire Board shall not be less than one nor more than ( ), as may be fixed by resolution of the Board of Directors or by the shareholders entitled to vote for the election of Directors, provided that any such action of the Board shall require the vote of a majority of the entire Board. The phrase "Entire Board" as used herein means the total number of Directors which the Corporation would have if there were no vacancies. Unless and until a different number shall be so fixed within the limits above specified, the Board shall consist of one (1) Director. The term of any incumbent Director shall not be shortened by any such action by the Board of Directors or by the shareholders.

Each Director shall be at least eighteen years of age. A Director need not be a shareholder, a citizen of the United States or a resident of the State of New York.

3.3. Election Term and Vacancies - Except as otherwise provided in this Section, all Directors shall be elected at the annual meeting of shareholders and all Directors who are so elected or who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

The members of the Board of Directors shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote, except as otherwise provided in the Certificate of Incorporation.

In the interim between annual meetings of shareholders, newly created directorships resulting from an increase in the number of Directors or from vacancies occurring in the Board, but not, except as hereinafter provided, in the case of a vacancy occurring by reason of removal of a Director by the shareholders, may be filled by the vote of a majority of the Directors, then remaining in office, although less than a quorum may exist.

In the case of a vacancy occurring in the Board of Directors by reason of the removal of one or more Directors by action of the shareholders, such vacancy may be filled by the shareholders at a special meeting duly called for such purpose.

In the event a vacancy is not filled by such election by shareholders, whether or not the vacancy resulted from the removal of a Director with or without cause, a majority of the Directors then remaining in office, although less than a quorum, may fill any such vacancy.

3.4. Removal - The Board of Directors may, at any time, with cause, remove any Director.

The shareholders entitled to vote for the election of Directors may, at any time, remove any or all of the Directors with or without cause.

3.5. Meetings - The annual meeting of the Board of Directors for the election of Officers and the transaction of such other business as may come before the meeting, shall be held, without notice, immediately following the annual meeting of shareholders, at the same place at which such shareholders' meeting is held.

Regular meetings of the Board of Directors shall be held at such time and place, within or outside the State of New York as shall be fixed by resolution of the Board, and when so fixed no further notice thereof need be given. Regular meetings not fixed by resolution of the Board may be held on notice at such time and place as shall be determined by the Board.

Special meetings of the Board of Directors may be called on notice at any time by the President, and shall be called by the President at the written request of a majority of the Directors then in office.

3.6. Notice of Meetings - In the case of all special meetings and of regular meetings not fixed by resolution of the Board, written notice of the time and place of each such meeting shall be mailed to each Director, addressed to his residence or usual place of business, not less than five days before the date on which such meeting is to be held, or shall be sent to such address by telegram, or be given personally, or by telephone, not less than one day before the date on which such meeting is to be held. The notice of the meeting need not specify the purpose of the meeting.

Any meeting of the Board of Directors for which notice is required by these By-Laws or by statute need not be given to any Director who submits a signed Waiver of Notice whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. All signed Waivers of Notice shall be filed with the minutes of the meeting.

3.7. Conduct of Meetings - The President, if present, shall preside at all meetings of Directors. At all meetings at which the President is not present any other Director chosen by the Board shall preside.

3.8. Quorum, Adjournment, Voting - Except as otherwise provided by the Certificate of Incorporation, a majority of the entire Board shall be requisite and shall constitute a quorum at all meetings of the Board of Directors for the transaction of business. Where a vacancy or vacancies prevents such majority, a majority of the Directors then in office shall constitute a quorum.

A majority of the Directors present at any meeting, whether or not a quorum is present, may adjourn the meeting to another time and place without further notice other than an announcement at the meeting.

Except as otherwise provided by the Certificate of Incorporation, when a quorum is present at any meeting, a majority of the Directors shall decide any questions brought before such meeting and the act of such majority shall be the act of the Board.

3.9. Action Without Meeting - Any action required or permitted to be taken by the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of any committee thereof consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or of any committee thereof may participate in a meeting of said Board or of any such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, and participation by such means shall constitute presence in person at the meeting.

3.10. Compensation of Directors - Directors, as such, shall not receive any stated salary for their services, but, by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at any meeting of the Board of Directors or of any committee thereof. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving reasonable compensation therefor.

3.11. Committees - The Board of Directors, by resolution of a majority of the entire Board, may designate from among its members one or more committees, each consisting of one or more Directors, and each of which, to the extent provided in such resolution, shall have all the authority of the Board except that no such committee shall have authority as to any of the following matters:

(a) The submission to shareholders of any action as to which shareholders' authorization is required by statute, the Certificate of Incorporation or by these By-Laws;

(b) The filling of vacancies in the Board of Directors or in any committee thereof;

(c) The fixing of compensation of the Directors for serving on the Board or on any committee thereof;

(d) The amendment or repeal of these By-Laws or the adoption of new By-Laws; and

(e) The amendment or repeal of any resolution of the Board of Directors which by its terms shall not be so amendable or repealable.

The Board may designate one or more Directors as alternate members of any such committee who may replace any absent member or members at any meeting of such committee.

Each such committee shall serve at the pleasure of the Board. The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, or to discharge any such committee. Committees shall keep minutes of their proceedings and shall report the same to the Board of Directors at the meeting of the Board next succeeding, and any action by the committee shall be subject to revision and alteration by the Board of Directors, provided that no rights of a third party shall be affected in any such revision or alteration.

ARTICLE IV

OFFICERS

4.1. Executive Officers - The Officers of the Corporation shall be a President, one or more Vice-Presidents, a Treasurer and a Secretary and such Assistant Treasurers and Assistant Secretaries and other Officers as the Board of Directors may determine. Any two or more offices may be held by the same person. In the event all of the issued and outstanding shares of capital stock of the Corporation are owned by one person, such person may hold all or any combination of offices.

4.2. Election - The President shall be chosen from among the Directors and together with one or more Vice-Presidents, the Treasurer and Secretary shall be elected by the Board of Directors to hold office until the meeting of the Board held immediately following the next annual meeting of share-holders and shall hold office for the term for which elected and until their successors have been elected and qualified. The Board of Directors may from time to time appoint all such other Officers as it may determine and such Officers shall hold office from the time of their appointment and qualifications until the time at which their successors are appointed and qualified. A vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors.

4.3. Removal - Any Officer may be removed from office by the Board at any time with or without cause.

4.4. Delegation of Powers - The Board of Directors may from time to time delegate the power or duties of any Officer of the Corporation, in the event of his absence or failure to act otherwise, to any other Officer or Director or person whom they may select.

4.5. Compensation - The compensation of each Officer shall be such as the Board of Directors may from time to time determine.

4.6. President - The President shall be the chief executive Officer of the Corporation and shall have general charge of the business and affairs of the Corporation, subject, however, to the right of the Board of Directors to confer specified powers on Officers and subject generally to the direction of the Board.

Unless otherwise ordered by the Board of Directors, the President, or in the event of his inability to act, a Vice-President designated by the Board, shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meeting of security holders of Corporations in which the Corporation may hold securities, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities, and which, as the owner thereof, the Corporation might have possessed and exercised, if present. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

4.7. Vice-President - The Vice-President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. In the absence or inability of the President to perform his duties or exercise his powers, the Vice President or, if there be more than one, a Vice-President designated by the Board, shall exercise the powers and perform the duties of the President subject to the direction of the Board of Directors.

4.8. Secretary - The Secretary shall keep the minutes of all meetings and record all votes of shareholders, the Board of Directors and committees in a book to be kept for that purpose. He shall give or cause to be given any required notice of meetings of shareholders, the Board of Directors or any committee, and shall be responsible for preparing or obtaining from a transfer agent appointed by the Board, the list of shareholders required by Article II, Section 7 thereof. He shall be the custodian of the seal of the Corporation and shall affix or cause to be affixed the seal to any instrument requiring it and attest the same and exercise the powers and perform the duties incident to the office of Secretary subject to the direction of the Board of Directors.

4.9. Treasurer - Subject to the direction of the Board of Directors, the Treasurer shall have charge of the general supervision of the funds and securities of the Corporation and the books of account of the Corporation and shall exercise the powers and perform the duties incident to the office of the Treasurer. If required by the Board of Directors, he shall give the Corporation a bond in such sum and with such sureties as may be satisfactory to the Board of Directors for the faithful discharge of his duties.

4.10. Other Officers - All other Officers, if any, shall have such authority and shall perform such duties as may be specified from time to time by the Board of Directors.

ARTICLE V

RESIGNATIONS

Any Director or Officer of the Corporation or any member of any committee of the Board of Directors of the Corporation, may resign at any time by giving written notice to the Board of Directors, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified therein, upon the receipt thereof, irrespective of whether any such resignations shall have been accepted.

ARTICLE VI

CERTIFICATES REPRESENTING SHARES

6.1. Form of Certificates - Each shareholder shall be entitled to a certificate or certificates in such form as prescribed by the Business Corporation Law and by any other applicable statutes, which Certificate shall represent and certify the number, kind and class of shares owned by him in the Corporation. The Certificates shall be numbered and registered in the order in which they are issued and upon issuance the name in which each Certificate has been issued together with the number of shares represented thereby and the date of issuance shall be entered in the stock book of the Corporation by the Secretary or by the transfer agent of the Corporation. Each certificate shall be signed by the President or a Vice-President and countersigned by the Secretary or Assistant Secretary and shall be sealed with the Corporate Seal or a facsimile thereof. The signatures of the Officers upon a certificate may also be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or an employee of the Corporation. In case any Officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such Officer before the certificate is issued, such certificate may be issued by the Corporation with the same effect as if the Officer had not ceased to be such at the time of its issue.

6.2. Consideration - A certificate representing shares shall not be issued until the amount of consideration therefor determined to be stated capital pursuant to Section 506 of the Business Corporation Law has been paid in the form of cash, services rendered, personal or real property or a combination thereof and consideration for the balance (if any) complying with paragraph (a) of Section 504 of the Business Corporation Law has been provided, except as provided in paragraphs (e) and (f) of Section 505 of the Business Corporation Law. Notwithstanding that such shares may be fully paid and nonassessable, the Corporation may place in escrow shares issued for a binding obligation to pay cash or other property or to perform future services, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against the obligation, until the obligation is performed.

6.3. Lost Certificates - The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation, alleged to have been lost, mutilated, stolen or destroyed, upon the making of an affidavit of that fact by the person so claiming and upon delivery to the Corporation, if the Board of Directors shall so require, of a bond in such form and with such surety or sureties as the Board may direct, sufficient in amount to indemnify the Corporation and its transfer agent against any claim which may be made against it or them on account of the alleged loss, destruction, theft or mutilation of any such certificate or the issuance of any such new certificate.

6.4. Fractional Share Interests - The Corporation may issue certificates for fractions of a share; or it may pay in cash the fair market value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may issue script in registered or bearer form over the manual or facsimile signature of an Officer of the Corporation or of its agent, exchangeable as therein provided for full shares, but such script shall not entitle the holder to any rights of a shareholder except as therein provided.

6.5. Share Transfers - Upon compliance with provisions restricting the transferability of shares, if any, transfers of shares of the Corporation shall be made only on the share record of the Corporation by the registered holder thereof, or by his duly authorized attorney, upon the surrender of the certificate or certificates for such shares properly endorsed with payment of all taxes thereon.

6.6. Record Date for Shareholders - For the purpose of determining the shareholders entitled to notice of, or to vote at any meeting of shareholders or any adjournment thereof or to express consent or dissent from any proposal without a meeting, or for the purpose of determining the shareholders entitled to receive payment or any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than sixty nor less than ten days before the date of any meeting nor more than sixty days prior to any action taken without a meeting, the payment of any dividend or the allotment of any rights, or any other action. When a determination of shareholders of record entitled to notice of, or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board fixes a new record date under this Section for the adjourned date.

6.7. Shareholders of Record - The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of New York.

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS

OF

EPIGENCARE INC.

In accordance with New York State law and the By-Laws of EpigenCare Inc. (the "Company"), we, the undersigned, being all the directors of this corporation consent and agree that the following corporate resolutions were made on January 12th, 2018 at 10:30am at 110 Bi County Blvd, Suite 122, Farmingdale NY 11735:

(1) RESOLVED, that the Company shall raise capital through a Regulation CF offering, through a third party platform such as Indiegogo or StartEngine.

(2) RESOLVED, that the Company, in anticipation of transfer agent facilitation, shall amend and restate the Company By-Laws to be read in its entirety as follows:

   a. 6.8. UNCERTIFICATED SHARES. The Board of Directors may authorize the issuance of uncertificated shares by the corporation, and may prescribe procedures for the issuance and registration of transfer thereof, and with respect to such other matters relating to uncertificated shares as the Board of Directors may deem appropriate. No such authorization shall affect previously issued and outstanding shares represented by certificates until such certificates shall have been surrendered to the corporation. Within a reasonable time after the issuance or transfer of any uncertificated shares, the corporation shall issue or cause to be issued to the holder of such shares a written statement of the information required to be included on stock certificates under the laws of the New York State and these By-Laws.

The officers of the Company are authorized to perform the acts to carry out this resolution.

Respectfully submitted,

[signature]	William Lee	Jan 12, 2018
Director Signature	Print Name	Date
[signature]	Weiwei Li	1/12/2018
Director Signature	Print Name	Date
[signature]	Jessica M Li	1/12/2018
Director Signature	Print Name	Date

Director Signature	Print Name	Date
Director Signature	Print Name	Date

The Secretary of the Company, certifies that the above is a true and correct copy of the resolution that was duly adopted at a meeting of the dated meeting of the board of directors.

[signature]	William Lee	Jan 12, 2018
Secretary Signature	Print Name	Date

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS

OF

EPIGENCARE INC.

In accordance with New York State law and the By-Laws of EpigenCare Inc. (the "Company"), we, the undersigned, being all the directors of this corporation consent and agree that the following corporate resolutions were made on March 16th, 2018 at 12:00pm ET at 110 Bi County Blvd, Suite 122, Farmingdale NY 11735:

(1) RESOLVED, that the Company, in anticipation of transfer agent facilitation, shall amend and restate the Company By-Laws to include a new Article VI.b to be read in its entirety as follows:

ARTICLE VI.b
DIGITAL TOKENS

6b.1. Token Issuance - The Board of Directors may authorize the issuance of digital tokens by the Corporation, in the form of a token generation event by smart contract or similar computer code mechanism, and may prescribe procedures for the issuance and registration of transfer thereof, and with respect to such other matters relating to digital tokens as the Board of Directors may deem appropriate. Once a particular type of digital token (defined as the capability to aggregate token quantities as a single accounting balance with the same name and symbol) is authorized, the Corporation may not authorize additional tokens of that same type.

6b.2. Transferability – Upon compliance with provisions restricting the transferability of tokens, if any, transfers of tokens of the Corporation shall be recorded by a public blockchain ledger. Any tokens offered to prospective tokenholders under certain securities exemptions such as SEC Regulation CF, D, and S will be designated as restricted securities tokens and cannot be resold by tokenholders for a certain period of time, and shall bear a restrictive legend.

6b.3. Dividends – Dividends upon the digital tokens of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in Ethereum, or any other cryptocurrencies that are most suitable and reasonably liquid for the smart contract network that the tokens are deployed upon, subject to the provisions of the Articles of Incorporation, if any. Any regular (e.g., quarterly) dividend payable that is pre-determined and preauthorized for a fixed period of time by the Board of Directors shall not require further approval of the Board of Directors.

6b.4. Liquidation – In the event of any liquidation, dissolution, or winding up of the Corporation before any digital tokens are distributed to owed tokenholders, the Corporation shall immediately refund or reimburse owed tokenholders, prior to paying any amounts to the Corporation's common stock shareholders, with cash or otherwise the same type of cryptocurrency equivalent to the US Dollar value of their purchase payment at the time of their initial purchase of tokens, to the extent funds are available. If immediately prior to the liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation that remain legally available for distribution to the owed tokenholder, as determined in good faith by the Board of Directors, are insufficient to permit the payment to the owed tokenholders of their respective reimbursement amounts, then the remaining assets of the Corporation legally available for distribution will be distributed with equal priority and pro rata among the owed tokenholders in proportion to the reimbursement amounts they would otherwise be entitled to receive pursuant to this Section 6b.4. Any distributed amounts shall be in US Dollars.

(2) RESOLVED, that the Company's digital tokens will be generated in the following manner or consist of the following requirements:

a. Generate a fixed supply of 100,000,000 digital tokens with ticker symbol "EPIC" during or immediately after the Company's Regulation CF offering.
b. Allocate EPIC tokens as follows: (a) 2,675,000 for Regulation CF offering; (b) 47,325,000 for Regulation D and S offerings; (c) 10,000,000 tokens reserved for bonuses and business development; (d) 20,000,000 for the operating pool on the digital platform; (e) 10,000,000 for unpredictable and emergency use cases; (f) 6,000,000 for the three co-founders; (g) 3,700,000 for key employees; and (h) 300,000 for the advisory team.
c. EPIC tokens shall be subject to a minimum 1-year holding period from the closing of the offering, which we anticipate to expire on or around June 10, 2019. During this period, EPIC tokens shall contain an ERC20 attribute to designate them as restricted securities and shall bear the following restrictive legend statement in its smart contract code: "THE DIGITAL TOKENS REPRESENTED BY THIS BLOCKCHAIN LEDGER RECORD HAVE BEEN ACQUIRED FOR INVESTMENT UNDER CERTAIN SECURITIES EXEMPTIONS AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. UNTIL THE EXPIRATION OF THIS RESTRICTIVE LEGEND, SUCH TOKENS MAY NOT BE SOLD OR TRANSFERRED TO ANOTHER PARTY IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION

THEREFROM UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. ANY PARTIES, INCLUDING EXCHANGES AND THE ORIGINAL ACQUIRERS OF THESE TOKENS, MAY BE HELD LIABLE FOR ANY UNAUTHORIZED TRANSFERS OR SALES OF THESE TOKENS DURING THE RESTRICTIVE PERIOD, AND SHALL EXCLUDE THE COMPANY OF ANY LIABILITY IN CONNECTION WITH SUCH UNAUTHORIZED ACTIONS. EXTRAORDINARY NECESSITY TO LEGALLY TRANSFER THE PURCHASE OF THESE TOKENS MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF THESE TOKENS TO THE COMPANY BUT WITHOUT GUARANTEE OF APPROVAL." During this restriction period, tokenholders may be allowed to conduct a one-time, non-trading transfer to another wallet also owned by the same tokenholder for convenience or security purposes. All requests for subsequent transfers during this restriction period shall require the tokenholder to contact the Secretary or authorized administrator of the Company, pursuant to law, in order to obtain a whitelisting of allowed digital wallet addresses and to confirm the destination wallet owner's identity to the satisfaction of the Company, in its sole discretion. The transfer (and trading) restrictions and the restrictive legend statement shall automatically be removed upon conclusion of the 1-year restriction period.

d. Issue "dividend" payments in the form of ETH (Ethereum) to tokenholders for the first three years of post-funding operation, with the first day of post-funding operation to be July 1, 2018. "Dividend" as used herein refers to token payment obligations described hereunder and in any applicable token purchase agreement agreed upon by each token purchaser, and not legal shareholder dividends of the Company. Token dividends shall be paid in the amount of 15% of all revenue generated in the first year of post-funding operation, 10% of all revenue generated in the second year of post-funding operation, and 5% generated in the third year of post-funding operation. Revenue shall be determined by all money that the Company receives as net sales less any returns or discounts and shall accrue when received for the benefit of tokenholders and not be deemed to be funded or paid out of legal capital of the Company when due. Dividend payments shall be disbursed proportionally to all EPIC tokenholders within 30 days from the last day of the first year of post-funding operation, and within 14 days from the last day of each subsequent calendar quarter, following an internal audit of its finances. The value of ETH shall be determined at its US Dollar rate on the last day of the aforementioned payment periods.

e. Allow refund or reimbursements in the event of the Company's liquidation, dissolution, or winding up, pursuant to Section 6b.4 of the Company By-Laws.

The officers of the Company are authorized to perform the acts to carry out this resolution.

Respectfully submitted,

Director Signature	Print Name	Date
[signature]	William Lee	March 16, 2018
[signature]	Weiwei Li	3/16/2018
[signature]	Jessica Li	3/16/2018

The Secretary of the Company, certifies that the above is a true and correct copy of the resolution that was duly adopted at a meeting of the dated meeting of the board of directors.

Secretary Signature	Print Name	Date
[signature]	William Lee	March 16, 2018

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS

OF

EPIGENCARE INC.

In accordance with New York State law and the By-Laws of EpigenCare Inc. (the "Company"), we, the undersigned, being all the directors of this corporation consent and agree that the following corporate resolutions were made on April 2nd, 2018 at 12:00pm ET at 110 Bi County Blvd, Suite 122, Farmingdale NY 11735:

(1) RESOLVED, that the Company, in anticipation of transfer agent facilitation, shall amend the Company By-Laws to append sub-section 6b.5. to Article VI.b to be read in its entirety as follows:

> 6b.5. Certain rights may be represented by digital tokens, such as rights to equity shares or the option to convert to Common Stock, and may be recorded on a blockchain ledger or similar digital tracking mechanism. These digital tokens may be generated and issued by the Company from time-to-time, and include various non-digital rights, as well as digital rights (e.g., by smart contract), as determined to be suitable to both the Company's and tokenholders' best interests.

(2) RESOLVED, that the Company's digital token "EPIC" shall entitle the tokenholder to the right to 0.2 shares of Common Stock, from the Company's current allocation of authorized shares, after a minimum 1 year holding period as required by law. To exercise the right, the tokenholder must contact the Company's Secretary or authorized agent, or otherwise use an approved digital platform, to irreversibly convert a minimum of 5 EPIC into 1 share of Common Stock. Company shall update its shareholder records accordingly in such a conversion event. Each tokenholder shall be identified as a legal entity and not by digital wallet address, and shall be allowed only one conversion request per calendar quarter. Once converted, EPIC shall be either destroyed or permanently locked such that it may no longer be converted, traded, transferred, or transmitted into the market again.

(3) RESOLVED, that the Company's digital tokens will be generated in the following manner or consist of the following requirements, respectively superseding Resolutions 2a, 2b, 2c, and 2d of the previous Board Resolution resolved on March 16th, 2018 12:00pm ET:

a. Generate a fixed supply of 60,000,000 digital tokens with ticker symbol "EPIC" during or immediately after the Company's Regulation CF offering.
b. Allocate EPIC tokens as follows: (a) 2,675,000 for Regulation CF offering; (b) 47,325,000 for Regulation D and S or other similar offerings; (c) 6,000,000 for

the three co-founders; (d) 3,700,000 for key employees; and (e) 300,000 for the advisory team.

c. EPIC tokens shall be subject to a minimum 1-year holding period from the closing of the offering, which we anticipate to expire on or around July 31, 2019. During this period, EPIC tokens shall contain an ERC20 attribute to designate them as restricted securities and shall bear the following restrictive legend statement in its smart contract code: "THE DIGITAL TOKENS REPRESENTED BY THIS BLOCKCHAIN LEDGER RECORD HAVE BEEN ACQUIRED FOR INVESTMENT UNDER CERTAIN SECURITIES EXEMPTIONS AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. UNTIL THE EXPIRATION OF THIS RESTRICTIVE LEGEND, SUCH TOKENS MAY NOT BE SOLD OR TRANSFERRED TO ANOTHER PARTY IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. ANY PARTIES, INCLUDING EXCHANGES AND THE ORIGINAL ACQUIRERS OF THESE TOKENS, MAY BE HELD LIABLE FOR ANY UNAUTHORIZED TRANSFERS OR SALES OF THESE TOKENS DURING THE RESTRICTIVE PERIOD, AND SHALL EXCLUDE THE COMPANY OF ANY LIABILITY IN CONNECTION WITH SUCH UNAUTHORIZED ACTIONS. EXTRAORDINARY NECESSITY TO LEGALLY TRANSFER THE PURCHASE OF THESE TOKENS MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF THESE TOKENS TO THE COMPANY BUT WITHOUT GUARANTEE OF APPROVAL." During this restriction period, tokenholders may be allowed to conduct a one-time, non-trading transfer to another wallet also owned by the same tokenholder for convenience or security purposes. All requests for subsequent transfers during this restriction period shall require the tokenholder to contact the Secretary or authorized administrator of the Company, pursuant to law, in order to obtain a whitelisting of allowed digital wallet addresses and to confirm the destination wallet owner's identity to the satisfaction of the Company, in its sole discretion. The transfer (and trading) restrictions and the restrictive legend statement shall automatically be removed upon conclusion of the 1-year restriction period.

d. Issue "dividend" payments in the form of ETH (Ethereum) to tokenholders for the first three years of post-funding operation, with the first day of post-funding operation to be August 1, 2018. "Dividend" as used herein refers to token payment obligations described hereunder and in any applicable token purchase agreement agreed upon by each token purchaser, and not legal shareholder dividends of the Company. Token dividends shall be paid in the amount of 15% of all revenue generated in the first year of post-funding operation, 10% of all revenue generated in the second year of post-funding operation, and 5% generated in the subsequent years of post-funding operation. Revenue shall be determined by all money that the Company receives as net sales less any returns or discounts and shall accrue when received for the benefit of tokenholders and not be deemed to be funded or paid out of legal capital of the Company when due. Dividend payments shall be disbursed proportionally to all EPIC tokenholders within 30 days from the last day of the first year of post-funding operation, and within 14 days from the last day of each subsequent calendar quarter, following an internal audit of its finances. The value of ETH shall be determined at its US Dollar rate on the last day of the aforementioned payment periods.

The officers of the Company are authorized to perform the acts to carry out this resolution.

Respectfully submitted,

Director Signature	Print Name	Date
[signature]	William Lee	April 2, 2018
[signature]	Weiwei Li	4/2/2018
[signature]	Jessica Li	4/2/2018.

The Secretary of the Company, certifies that the above is a true and correct copy of the resolution that was duly adopted at a meeting of the dated meeting of the board of directors.

Secretary Signature	Print Name	Date
[signature]	William Lee	April 2, 2018